EXHIBIT 99

PRESS RELEASE

Magna Posts 2021 Annual Report

AURORA, Ontario, March 25, 2022 (GLOBE NEWSWIRE) -- Magna International Inc. (TSX: MG; NYSE: MGA) today announced that its 2021 Annual Report, including Management’s Discussion and Analysis and Audited Consolidated Financial Statements, Annual Information Form (AIF) and Form 40-F, are now available on the company’s website, www.magna.com.  Magna has also filed these documents with the Canadian Securities Administrators (accessible through its website at www.sedar.com) and the U.S. Securities and Exchange Commission (accessible through its website at www.sec.gov/edgar).

Our 2022 Annual and Special Meeting of Shareholders will be held on Tuesday May 3, 2022, commencing at 10:00 a.m. (Eastern Daylight Time). The meeting is being conducted as a virtual-only meeting accessible at www.virtualshareholdermeeting.com/mga2022.

Magna will provide a hard copy of its audited financial statements as contained in our 2021 Annual Report to Shareholders, free of charge, on request through our website or in writing to Magna International Inc., Attn: Corporate Secretary, 337 Magna Drive, Aurora, ON, Canada L4G 7K1.

INVESTOR CONTACT
Louis Tonelli, Vice-President, Investor Relations
louis.tonelli@magna.com, 905.726.7035

MEDIA CONTACT
Tracy Fuerst, Vice-President, Corporate Communications & PR
tracy.fuerst@magna.com, 248.761.7004

OUR BUSINESS (1)
Magna is more than one of the world’s largest suppliers in the automotive space. We are a mobility technology company with a global, entrepreneurial-minded team of 158,000 employees and an organizational structure designed to innovate like a startup. With 60+ years of expertise, and a systems approach to design, engineering and manufacturing that touches nearly every aspect of the vehicle, we are positioned to support advancing mobility in a transforming industry. Our global network includes 343 manufacturing operations and 91 product development, engineering and sales centres spanning 28 countries. Our common shares trade on the Toronto Stock Exchange (MG) and the New York Stock Exchange (MGA). For further information about Magna, visit www.magna.com.

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(1) Manufacturing operations, product development, engineering and sales centres and employee figures include certain equity-accounted operations.